June 6, 2018

By Overnight Delivery, Email & EDGAR Filed

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Rufus Decker, Accounting Branch Chief

RE:	Fuse Medical, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed April 6, 2018
File No. 000-10093

Dear Mr. Decker:

On behalf of Fuse Medical, Inc., a Delaware corporation (the “Company”), we hereby submit the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 23, 2018, providing the Staff’s comments to our responses to the Staff’s letter, dated date April 27, 2018, providing the Staff’s comments with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”).

We appreciate the comments of the Staff and the opportunity to respond. For the convenience of the Staff, the Staff’s comments are included and followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we” and “our” refer to the Company. Any terms capitalized herein but not otherwise defined have the meaning ascribed to them in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 9A. Controls and Procedures, page 25

1.	We read your responses to comments 1 and 2, and note that you state you cannot reach a conclusion at this time. We further note that in the Form 10-Q filed on May 15, 2018, you were able to conclude your controls were not effective as of March 31, 2018. Considering that you were able to reach a conclusion as of March 31, 2018, please revise to provide your conclusion as to the effectiveness of both your disclosure controls and your internal control over financial reporting as of December 31, 2017.

1565 North Central Expressway, Suite 220

Richardson, TX 75080

Office: 469.862.3030    Facsimile: 469.862.3035

www.fusemedical.com

Response: The Company intends to file an amendment to the Form 10-K as soon as reasonably practicable following the completion of all comments from the Staff to reflect the above-requested revisions.

Changes in Internal Control of Financial Reporting, page 25

2.	We read your response to comment 3. Please disclose the changes noted in your response in your amended filing.

Response: The Company intends to file an amendment to the Form 10-K as soon as reasonably practicable following the completion of all comments from the Staff to reflect the above-requested revisions.

Note 3. Acquisition, page F-13

3.	We read your response to comments 4 and 8 and note that you consider the transaction to be between entities under common control even though neither party obtained majority control in an individual capacity. The voting agreement that you cite as contemporaneous written evidence of common control appears to bind or require NC 143 and RMI, or Mr. Reeg and Mr. Brooks, to vote in concert only on the limited matters specified in the voting agreement. Please explain how you determined that NC 143 and RMI are required to vote in concert on all significant issues with regard to Fuse Medical, Inc. Alternatively, please revise your accounting treatment with respect to the merger transaction.

Response: We note that the Staff’s guidance contained within EITF 02-5 provides that common control among a group of shareholders exists where “a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence [emphasis added] of an agreement to vote a majority of the entities’ shares in concert exists.” In connection with the acquisition of shares representing 61% of the beneficial ownership interests of Fuse by NC 143 Family Holdings, L.P. (“NC 143”) and Reeg Medical Industries, Inc. (“RMI”) and, collectively, the “Investors”) in December 19, 2016, the Investors entered into a voting agreement (the “Voting Agreement”) under which the parties thereto were bound to vote collectively on the matters set forth in the Voting Agreement.

The matters set forth in the Voting Agreement include (i) the right to appoint a majority of the members of the board of directors of the Company (the “Board”) and (ii) the right to remove a majority of the members of the Board. Section 3 of the Voting Agreement provides that all determinations to be made by the Investors under the Voting Agreement will be made pursuant to the determination of the holders of a majority of all of the shares of common stock of the Company held by the Investors. At the time of the execution of the Voting Agreement, NC 143 beneficially owned approximately 57.5% of the issued and outstanding shares of the common stock of the Company held by the Investors. Consequently, NC 143 held complete control over the appointment or removal of a majority of the members of the Board. The Board, in turn, holds complete control over the business and affairs of the Company. We note that at all relevant times NC 143 held control over CPM.

As a threshold matter, the Company does not interpret the applicable guidance to require that NC 143 and RMI be required to vote in concert on “all significant issues with regard to Fuse Medical, Inc.” The applicable guidance merely requires that the Investors (and by extension NC 143) have agreed to vote a majority of the Company’s shares in concert. There is no more significant “control” issue upon which stockholders are entitled to vote than election of a majority of the Board, as the Board directs all material policies and decisions of the Company. As a result, the Company believes that even if there were no other agreements or understandings between NC 143 and RMI, the Voting Agreement itself is sufficient to support the position of common control.

The Company further notes that the applicable guidance does not require that there be a written agreement requiring that a majority of the Company’s shares be voted in concert. Rather, the applicable guidance requires written evidence of an agreement to vote a majority of the Company’s shares in concert. The Company’s determination that common control existed is based upon statements by Messrs. Reeg and Brooks that they intended and agreed to vote together on all significant issues relating to the Company. The Voting Agreement and the right of NC 143 to control a majority of the Board, while not specifically embodying such agreement to vote in concert on all significant issues relating to the Company, does go to provide evidence of such agreement. The existence of such an agreement is supported by the following additional circumstantial factors, as noted previously:

(i)	Messrs. Brooks and Mr. Reeg are invested in multiple ventures outside of the Company and have generally worked together to further their economic interests in a collaborative manner in a relationship that spans over twenty years;

(ii)	Mr. Reeg was appointed the chief executive officer of Fuse immediately following the December 19, 2016 transaction indicating that Messrs. Brooks and Reeg would continue to work in their common interests;

(iii)	The 8-K filing associated with the December 19, 2016 transaction noted that there was a change in control and this conclusion is also noted in the 10-K filings that followed; and

(iv)	The stock purchases made by Messrs. Brooks and Reeg were contemporaneous, indicating that the two investors worked together.

To summarize, the Company believes that the Voting Agreement by its terms constitutes sufficient basis to determine that common control existed between the Company and CPM in accordance with existing guidance. Further, even if the Voting Agreement by its terms was not so sufficient, the Company believes that the Voting Agreement constitutes sufficient evidence of an agreement between NC 143 and RMI to provide for common control between the Company and CPM.

4.	We read your response to comment 6 and note your analysis of why you do not believe the earn-out arrangement represents compensation pursuant to the guidance in the ASC 805-10-55-25(a), (c), (f) and (g). Please also tell us how you considered the guidance of ASC 805-10-55-25(b), (d), (e) and (h) in your determination that the earn-out arrangement did not represent a compensatory or profit sharing arrangement. Please also explain in further detail how you considered the guidance in ASC 805-10-55-25(g) in determining that the earn-out arrangement was not a profit sharing arrangement. Your response should specifically address whether the earn-out payment is based on a multiple or percentage of the Company’s future earnings and how you considered this factor in your evaluation of the accounting treatment.

Response: In response to your request on how we considered the guidance of ASC 805-10-55-25(b), (d), (e) and (h) in your determination that the earn-out arrangement did not represent a compensatory or profit sharing arrangement, we respectively provide the following comments below:

ASC 805-10-55-25(b) refers to the duration of continuing employment noting that “if the period of required employment coincides with or is longer than the contingent payment period, that fact may indicate that the contingent payments are, in substance, compensation.” The payments required under the earn-out arrangement are not predicated upon the continued employment of Mr. Brooks by the Company as further evidenced by the lack of an employment agreement between Mr. Brooks and the Company. The earn-out payments become due when EBITDA for year prior to the CPM acquisition is met or exceeded in future years, irrespective of whether Mr. Brooks is an employee of the Company or not. We believe this fact supports our accounting treatment conclusion that the earn-out arrangement is appropriate to be considered as a part of the purchase price associated with the acquisition of CPM.

ASC 805-10-55-25(d) refers to the incremental payments to employees noting that “if selling shareholders who do not become employees receive lower contingent payments on a per-share basis than the selling shareholders who become employees of the combined entity, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation.” We do not believe that this subsection of the accounting standards codification is applicable in determining the accounting treatment for the earn-out arrangement because Mr. Brooks was the sole owner of CPM, and as such, there were no other selling shareholders in the transaction.

ASC 805-10-55-25(e) refers to the number of shares owned noting that “the relative number of shares owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement.” We have concluded this subsection of the accounting standards codification is not applicable in determining the accounting treatment for the earn-out arrangement because Mr. Brooks was the sole owner of CPM, and therefore no other selling shareholders participated in the transaction.

ASC 805-10-55-25 (g) notes that the formula for determining the consideration “may be helpful in assessing the substance of the arrangement. For example, if a contingent payment is determined based on a multiple of earnings that might suggest that the obligation is contingent consideration in the business combination. In contrast, a contingent payment that is a specified percentage of earnings might suggest that the obligation to employees is a profit-sharing arrangement to compensate employees for services rendered.”

The amounts payable under the earn-out arrangement are based on the financial performance of the Company in the period after the acquisition. The earn-out arrangement is wholly contingent and therefore, potentially no amounts will be paid out under the earn-out arrangement if the agreed upon financial and other targets specified in the related agreement are not met. The Company’s significant objective for structuring the acquisition of CPM, was to provide characteristics of purchase price pay-outs, which closely align with the projected Company’s liquidity, results of operations, minimizing high interest cost associated with long-term debt, and the correlating impact to working capital. We considered a traditional seller note payable and concluded such structure would likely overly-burden the successor entity with a high interest expense along with constraints on liquidity. As such, the negotiated substance and intent of the earn-out arrangement is to defer a portion of the purchase price.

ASC 805-10-55-25(h) references other agreements or transactions with the seller noting that “the terms of other arrangements with selling shareholders (such as noncompete agreements, executory contracts, consulting contracts, and property lease agreements) and the income tax treatment of contingent payments may indicate that contingent payments are attributable to something other than consideration paid to the acquiree.” While we have and continue to have business transactions with entities owned and controlled by Mr. Brooks, as disclosed in our related party transactions footnote at note 11 to the consolidated financial statements for the years ended December 31, 2017 and 2016. We believe these transactions have been and will continue to be conducted on terms and conditions substantially commensurate with market conditions. Therefore, we concluded these arrangements between the Company and Mr. Brooks are not below market terms and therefore not indicative that the contingent earn-out payments are a component of other arrangements disclosed in note 11 to the financial statements.

In addition to our response to the aforementioned questions, we acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to contact Christopher C. Reeg, our Chief Executive Officer, at (972) 331-5883 or at ChrisReeg@fusemedical.com.

Sincerely,

Fuse Medical, Inc.

/s/ Christopher C. Reeg
Christopher C. Reeg
Chief Executive Officer